November 6, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Affirmative Insurance Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 31, 2011

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 30, 2012

File No. 000-50795

Dear Mr. Rosenberg:

This letter regards the Commission’s October 25, 2011 comment letter (the “Comment Letter”), with respect to the Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”), of Affirmative Insurance Holdings, Inc. (“Affirmative”). Affirmative has provided the Commission Staff (“Staff”) with several letters in response to the Staff’s comments, to which the Staff has responded both verbally and in writing. This letter is in response to the Staff’s most recent letter dated October 10, 2012.

Form 10-K for Fiscal year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Valuation of goodwill and other intangible assets, page 34

1.	Please refer to your response to comment one. We do not believe that you have provided sufficient supporting evidence to conclude that your fair value estimate is reasonable after consideration of your market capitalization as a data point at December 31, 2010 and September 30, 2011. In this regard, we note the following:

•

The transactions you assert support a 70-100% control premium do not appear to apply to your December 31, 2010 analysis as the transactions cited had not yet occurred at the time you were preparing your December 31, 2010 financial statements.

Response

We reviewed transactions that took place in 2009 and 2010 and noted that there were no transactions that occurred involving personal lines insurance companies, and there were a lack of market transactions similar to our control structure to make a meaningful comparative analysis to our situation. However, we noted 64 transactions involving publicly traded companies with less than 3,000 shareholders that took place in 2009 and 2010 in the financial services industry. The control premiums on these transactions ranged up to 638%. There were sixteen of the 64 transactions that had control premiums exceeding 100% that ranged from 108% to 638%. The average control premium for transactions involving companies in the insurance industry, plus any others involving financial services companies with a small number of shareholders (i.e., less than 1,000), considered to be more similar to our company, was approximately 81%.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

November 6, 2012

Based on the empirical evidence above, we believe that it was reasonable to apply the 70-100% control premium for the December 31, 2010 analysis.

•	The control premium implied in your analysis at September 30, 2011 appears to substantially exceed the range of control premiums suggested by the transactions you observed.

Response

The control premiums that we provided with a range of 70 – 100% were those that we believed were the closest to our company. However, there was a lack of market transactions similar to our control structure to make a meaningful comparative analysis to our situation. We noted a total of 34 transactions involving publicly traded companies with less than 3,000 shareholders that took place in 2011 in the financial services industry. The control premiums on these transactions ranged up to 281%. There were nine transactions that had control premiums exceeding 100%, two of which were in the insurance industry. The average control premium for transactions involving companies in the insurance industry, plus any others involving financial services companies with a small number of shareholders (i.e., less than 1,000), considered to be more similar to our company, was approximately 83%. Additionally, we believe our implied control premium when compared to our fair value would be significantly higher than the range of control premiums discussed above due to the other factors discussed in our response to the fourth bullet point question below.

When comparing market capitalization to the book value of the Company at September 30, 2011, a control premium of 204% would have been needed in order to pass Step 1. Given the transactions reviewed and the factors unique to our company noted below, we do not believe the control premium necessary in order to pass Step 1 was unreasonable given that it was within the range of control premiums noted for financial services transactions in 2011 as well as the reasons we have previously stated regarding our unique situation such as our stock being closely held, a significant lack of liquidity in the trading of our stock, the high bid to ask spread and all the other reasons previously noted.

•

As the implied control premium widens, the amount of evidence supporting your judgments should increase, and you do not appear to have provided sufficient evidence required to support the magnitude of the implied control premium at December 31, 2010 and September 30, 2011. Further, given the significant increase in your implied control premium at September 30, 2011 as compared to December 31, 2010, you also do not appear to have provided the necessary evidence to support this increase.

Response

We reviewed all merger and acquisition transactions in the financial services industries during 2009 through 2011. See our responses above regarding the control premiums noted in our transactional review. As noted above, the implied control premium as of September 30, 2011 was within the range of control premiums not only for those financial transactions that occurred in 2011, but also for transactions that occurred in 2009 and 2010. As a result, we believe that the implied control premium of 204% to pass Step 1 and the implied control premium of 477% to our fair value derived from our discounted cash flow model as of September 30, 2011 was reasonable given the additional factors outlined in the response to the next bullet point.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

November 6, 2012

•

The other factors described in your response to support a higher control premium than market transactions do not appear to have been presented in a sufficient way to explain how such factors would be viewed by a market participant, and how a market participant’s consideration of such factors would impact their view of the fair value of your reporting unit.

Response

Our majority shareholder, a private equity company, analyzes our company using a discounted cash flow model. We believe that is consistent with the way other market participants would value our company, as there are many factors that cause our stock price to not reflect what we believe to be the true value of the company. We believe that the control premium in our situation should be higher due to our unique situation. While not required by ASC 310, a reconciliation between market capitalization and the fair value of the Company is understood to be a prudent reasonableness test that would include both qualitative and quantitative factors. Those factors include, but are not limited, to the following that have been included in prior response letters:

•	Our company is controlled by a single shareholder, and approximately two-thirds of our outstanding common shares are held by three shareholders. Even though we are a public company, we are essentially closely held. Minority shareholders are at a disadvantage compared to more widely-held public companies in terms of their ability to influence decisions that may affect the value of the Company and their ownership interests. As a result, the market price of our company’s stock is not driven by pure market forces as it would be with a more widely-held public company. We believe investors are naturally going to place a higher minority discount on the market price of the Company’s stock. Therefore, a market participant would recognize that a significant premium to the stock price exists relative to the fair value of the Company.

•	Our stock lacks liquidity as evidenced by extremely low trading volume. For the time period January 1, 2010 through February 29, 2012, the average daily volume of trades in our stock was just 0.05% of shares outstanding. The highest day of trading during this twenty-six month period was when 192,300 shares, or 1.25% of shares outstanding, traded in 2011. During this twenty-six month period, there were a total of 75 days that our shares did not trade at all. A market participant would view the low trading volume as an indicator that the stock price may not be reflective of the fair value of the Company.

•	Our stock lacks liquidity as evidenced by a high bid-ask spread. Highly liquid assets have a spread of a few basis points at most. Using the bid-ask prices at the market close over the twenty-six month period, our average bid-ask spread for the years ended December 31, 2010 and 2011 and the two-month period ended February 29, 2012 were 2.50%, 5.50% and 10.02%, respectively. In comparison, Infinity Property and Casualty Corp. (IPCC), a peer company, had average bid-ask spreads at the market close for the years ended December 31, 2010 and 2011 and the two-month period ended February 29, 2012 of 0.17%, 0.16% and 0.18%, respectively. We believe that our common stock’s bid-ask spreads are very large for a publicly-traded company, which are indicative of a market that is less liquid and harder to trade. A market participant would view the high bid-ask spreads as an indicator that the stock price may not be reflective of the fair value of the Company.

•	We have been told anecdotal stories by investors that it is extremely difficult to trade our stock in any significant size due to the lack of liquidity for the stock. In a market that is not very liquid, significant sales of assets can cause the market price to fall, which may limit or even undo the benefits of selling at that particular moment. Similarly, trying to buy a significant amount of stock in an illiquid market can drive the price up beyond that which the buyer was willing to pay. Therefore, a market participant that is attempting to acquire, or determine the fair value of the Company, would recognize that the control premium in this circumstance would be significantly greater than the stock price.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

November 6, 2012

•

Significant information regarding the Company typically has limited impact on our stock price or the level of trading in the stock. For example, we announced on September 22, 2010 that Gary Kusumi would be replacing Kevin Callahan as CEO around noon that day. The stock did not trade for the remainder of the day or the next day as well. Other occasions on which there was very limited trading following the release of significant information occurred when we filed our 2010 and 2011 10-K annual reports that accompanied our release of earnings. During the 5 trading days after our release of earnings and filing of our December 31, 2010 10-K and December 31, 2011 10-K, the average daily volume was 4,180 shares, or 0.027% of the outstanding shares, and 4,420 shares, or 0.027% of the outstanding shares, respectively. The day after we released our December 31, 2010 earnings disclosing an $89 million loss for the year and significant reserve strengthening and filed our 10-K (events that all occurred after the prior day’s market close) the Company’s shares did not trade at all. A market participant would view the lack of responsiveness to significant information as further reinforcement that the stock price of the Company is not reflective of the fair value of the Company.

•

We do not hold any investor calls and we are not followed by any analysts. A market participant that is attempting to acquire or determine the fair value of the Company, would recognize that the control premium due to lack of information would be significantly greater than the stock price.

We believe the qualitative factors discussed above clearly supports the higher implied control premium in reconciling our fair value to market capitalization.

Please either revise your analysis to adequately support and explain how your fair value estimate is reasonable in comparison to your market capitalization or revise your fair value estimate.

Response

We believe that our fair value estimate was reasonable based on discounted cash flows and considering price times quantity plus a control premium as a corroborating data point. The control premium was within the range of market transactions during the relevant time period for the financial services industry and takes into consideration the qualitative factors unique to our company such as our stock being closely held, a significant lack of liquidity in the trading of our stock, the high bid to ask spread and all other factors previously noted.

In addition as we responded previously, if market capitalization plus a reasonable control premium had been used as the primary input in our goodwill impairment assessments at December 31, 2010 and September 30, 2011, we would still have passed step one of the impairment test.

Based on this information, we do not consider it necessary to revise our fair value estimates as of December 31, 2010 and September 30, 2011.

*******

The Company specifically acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any actions with respect to the filing; and

•	the Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

November 6, 2012

Thank you for your attention to this matter. If you have any questions or comments, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Michael J. McClure

Michael J. McClure

Executive Vice President &

Chief Financial Officer

Affirmative Insurance Holdings, Inc.

4450 Sojourn Drive, Suite 500

Addison, Texas 75001

Telephone: (630) 560-7205

Facsimile: (630) 560-7013

E-Mail: michael.mcclure@affirmativeinsurance.com